SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

NeuroBo Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

64132R107
(CUSIP Number)

Dong-A ST Co., Ltd.
64 Cheonho-daero,
Dongdaemun-gu, Seoul, Korea
Attn.: Hyung Heon Kim
Telephone: 82-2-920-8111

Copies to:

Matthew Berger
Michael Brandt
Willkie Farr & Gallagher LLP
1801 Page Mill Road
Palo Alto, California 94304
Telephone: (650) 887-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64132R107	Page 2 of 4 Pages

1.	Names of Reporting Persons (S.S. or I.R.S. Identification No. of Above Person) Dong-A ST Co., Ltd.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,880,612
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,880,612
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,880,612
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 12.9%[1]
14.	Type of Reporting Person (See Instructions) CO

1 Based on 22,285,492 shares of Common Stock outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 16, 2021.

CUSIP NO. 64132R107	Page 3 of 4 Pages

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of NeuroBo Pharmaceuticals, Inc. (the “Issuer”), to amend the Schedule 13D filed on March 11, 2021 (the “Original 13D” and, as amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.
Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

On August 23, 2021, the Reporting Person and its advisors made a presentation to the board of directors of the Issuer (the “Board”) with respect to the DA Products for the purpose of familiarizing the Board with the DA Products and evaluating the feasibility of a potential transaction involving the DA Products between the Issuer and Dong-A.

In addition, on August 27, 2021, the Reporting Person and The E&Healthcare Investment Fund II (“E&H II”), The E&Healthcare Investment Fund No. 6 (“E&H 6”) and The E&Healthcare Investment Fund No. 7 (“E&H 7”, and together with E&H II and E&H 6, “E&H” and, collectively with the Reporting Person, the “Stockholders” and each a “Stockholder”) amended and restated the Voting Agreement, dated as of March 9, 2021 (the “Voting Agreement”, as so amended and restated, the “Amended Voting Agreement”). The Amended Voting Agreement modifies the terms of the Voting Agreement by, among other things, eliminating any obligation of the Stockholders to vote in favor of (a) the other Stockholder’s directors at the 2022 Annual Meeting, (b) any proposal submitted to the Issuer’s stockholders in connection with a transaction that has been approved by the Board providing for the contribution by the Reporting Person of the DA Products and (c) any proposal submitted to the Issuer’s stockholders providing for the declassification of the Board. The foregoing description of the Amended Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended Voting Agreement, which is filed as Exhibit 2 to this Amendment No. 1 and is incorporated herein by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of this Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 hereof is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.
Exhibit No.	Description of Exhibit
2
Amended and Restated Voting Agreement, dated as of August 27, 2021, by and among Dong-A ST Co., Ltd., The E&Healthcare Investment Fund II, The E&Healthcare Investment Fund No. 6 and The E&Healthcare Investment Fund No. 7

CUSIP NO. 64132R107	Page 4 of 4 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 27, 2021
DONG-A ST CO., LTD.

	By:	/s/ Min Young Kim
Name: Min Young Kim
Title: Chief Operating Officer